Exhibit 99.3

MESOBLAST PROVIDES UPDATE ON TRANSACTION WITH TASLY PHARMACEUTICAL GROUP

New York, USA, and Melbourne, Australia; August 29, 2018: Mesoblast Limited (ASX: MSB; Nasdaq: MESO) today announced that Tasly Pharmaceutical Group has received People's Republic of China governmental approvals of Overseas Direct Investment from Tianjin Commission of Commerce and Tianjin Development and Reform Commission to enter into an investment agreement as well as a development and collaboration agreement with Mesoblast to commercialize cell therapies for cardiovascular diseases in China.

Under the terms of the agreements with Tasly, on closing Mesoblast will receive US$40 million, comprising a US$20 million upfront technology access fee and US$20 million for equity in Mesoblast purchased by Tasly at AUD$1.86 per share. The transaction is subject to filing with the State Administration of Foreign Exchange.

About Tasly Pharmaceutical Group

Tasly Pharmaceutical Group (SHA: 600535) is one of the largest pharmaceutical companies in China with more than 20 years of operational history. Its business focuses on R&D, manufacturing and commercialization of innovative modern traditional Chinese medicine, biologics and chemical drugs in the therapeutic areas of cardiology, metabolism and oncology. Tasly has the only marketed biological product for cardiovascular diseases approved in China. It has one of the largest pharmaceutical sales and marketing teams, including 809 offices established in 29 regions covering all the main therapeutic areas, and a vast distribution network across approximately 20,000 hospitals in China. At 2017, its total annual revenues exceeded US$2.5 billion.

About Mesoblast

Mesoblast Limited (ASX: MSB; Nasdaq: MESO) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary technology platform to establish a broad portfolio of late-stage product candidates with three product candidates in Phase 3 trials – acute graft versus host disease, chronic heart failure and chronic low back pain due to degenerative disc disease. Through a proprietary process, Mesoblast selects rare mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults and creates master cell banks, which can be industrially expanded to produce thousands of doses from each donor that meet stringent release criteria, have lot to lot consistency, and can be used off-the-shelf without the need for tissue matching. Mesoblast has facilities in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). www.mesoblast.com

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable federal securities laws. Forward- looking statements include, but are not limited to, statements about: the potential benefits of this alliance and the parties’ ability to maintain the alliance; whether the conditions to the transaction will be satisfied in a timely manner, if at all; the parties’ ability to advance product candidates into, enroll and successfully complete, clinical studies, advance their manufacturing capabilities, and obtain regulatory filings and approvals. There are many uncertainties and risks that may cause our actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

For further information, please contact:

Julie Meldrum	Schond Greenway
Corporate Communications	Investor Relations
Mesoblast	Mesoblast
T: +61 3 9639 6036	T: +1 212 880 2060
E: julie.meldrum@mesoblast.com	E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176